Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

The following is a series of frequently asked questions and answers relating to the definitive agreement pursuant to which Palm, Inc. will spin-off PalmSource, Inc. and after the spin-off acquire Handspring, Inc. This FAQ was posted on Palm’s web site on June 4, 2003.

What did you announce regarding the PalmSource spin-off and the Handspring acquisition?

The Palm, Inc. and Handspring boards of directors each unanimously approved a definitive agreement for Palm to acquire Handspring. In addition the Palm board has granted final approval for the spin-off of PalmSource, Inc. Please follow the links below for additional information on this important announcement:

Press Release

Conference Call Replay

Conference Call Script

Conference Call Slides

Who is PalmSource?

Today Palm, Inc. is organized into two operating segments—PalmSource, Inc., a subsidiary of Palm, Inc. and the Solutions Group.

PalmSource develops and licenses the Palm OS operating system, communication and personal information management software and software development tools for mobile devices. You can find more information about PalmSource on their website at: www.PalmSource.com

The Solutions Group develops, manufactures and markets handheld devices, add-ons, and peripherals as well as related services and value-added software. You can find more information about Palm on their website at: www.palm.com

Is there any financial information available for PalmSource?

Since Q3 FY02, our filings with the SEC as well as our results press releases contain financial segment information for both PalmSource and the Solutions Group.

Who is Handspring?

Handspring is a leading maker of smartphone products running on the Palm OS. You can find more information about Handspring on their website at: www.handspring.com

What is the rationale for spinning off PalmSource?

The rationale for the spin-off of PalmSource is based on three principles.

•	Clarity of focus and mission for both Palm businesses will lead to improved execution;
•	Creation of a level playing field among current and future licensees will lead to more licensees and developers who have deeper commitments to the Palm OS platform. This is expected to bring greater growth in the Palm Economy, especially as the market for smartphones emerges; and

•	Shareholder value can be enhanced if investors could evaluate and choose between both businesses separately, thereby attracting new and different investors.

What is the rationale for acquiring Handspring?

The merger is designed to create a stronger competitor in handheld computing and communication solutions. Palm Solutions will become better able to realize its stated objectives of growing the market, maintaining industry leadership, and achieving consistent profitability. The strategic and operational benefits to the merged company include:

•	Maximizing Palm and Handspring’s combined scale and operational excellence to take full advantage of future growth opportunities;
•	Delivering an unmatched portfolio of innovative mobile products from traditional and multimedia handhelds to wireless handhelds and smartphones;
•	Adding Palm’s strong brand and distribution channels to Handspring’s highly regarded Treo product line and carrier relationships; and
•	Enhancing the Palm management team—including hardware and software design, engineering, and marketing— to help drive handheld computing into deeper and broader solutions.

How will this transaction work?

There are two steps involved in this transaction (please see diagram below):

Step 1: PalmSource Spin-Off—Tax-free distribution of all PalmSource shares owned by Palm to Palm’s shareholders. (Handspring shareholders do not receive any PalmSource shares).

Step 2: Handspring Acquisition—To occur immediately following the spin-off of PalmSource.

Handspring’s shareholders will receive 0.09 Palm shares—and no shares of PalmSource—for each share of Handspring common stock owned. Palm, Inc. will issue approximately 13.9 million shares of Palm common stock to Handspring’s shareholders on a fully diluted basis.

As a result of the merger, Handspring’s shareholders will own approximately 32.2 percent of the newly merged hardware company on a fully diluted basis, and Palm’s shareholders will own approximately 67.8 percent.

When do you expect the transaction to be completed?

The transaction is expected to close this fall.

Are there any closing conditions of this Handspring acquisition?

The completion of the acquisition is conditioned upon, among other things, the expiration or termination of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, foreign anti-trust regulatory filings, approval from shareholders of Palm, Inc. and Handspring, listing of PalmSource shares on the Nasdaq Stock Market and other customary closing conditions. Shareholder votes are expected to take place at the two companies’ respective stockholder meetings to be held in the fall.

Shareholder votes are expected to take place at the two companies’ respective stockholder meetings to be held in the fall.

What filings will you make with the SEC and what is the expected timing of such filings?

We will make two filings for the transaction: one S-4 for the registration of the PalmSource shares owned by Palm to be distributed to Palm’s shareholders, and one S-4 for the registration of the Palm shares to be issued to Handspring shareholders. We expect filing both these S-4’s simultaneously in July.

Is this a tax-free transaction for shareholders?

The proposed PalmSource spin-off is expected to be tax-free to Palm and the Palm shareholders, and the proposed acquisition of Handspring is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes.

How many shares of PalmSource will Palm shareholders receive?

The distribution ratio for the PalmSource shares owned by Palm to Palm shareholders will be determined once a record date has been approved by the Palm Board of Directors, close to the completion of the transaction, currently expected this fall.

What is the value of the Handspring acquisition?

Under the proposed terms of the transaction, and following the spin-off of PalmSource, Handspring’s shareholders will receive 0.09 Palm shares—and no shares of PalmSource—for each share of Handspring common stock owned.

Palm, Inc. will issue approximately 13.9 million shares of Palm common stock to Handspring’s shareholders on a fully diluted basis. As a result of the merger, Handspring’s shareholders will own approximately 32.2 percent of the newly merged company on a fully diluted basis, and Palm’s shareholders will own approximately 67.8 percent.

The value per share to be received by Handspring shareholders will be based on the Palm share price following the spin-off of PalmSource. The spin-off of PalmSource will be completed immediately prior to the closing of the Handspring acquisition.

Are there any cost benefits to acquiring Handspring?

We expect the merged company to obtain improved operating efficiencies of approximately $25 million in annual cost savings. The cost savings assume combined employee reductions of approximately 125 people, elimination of overlapping programs and unnecessary real estate, and the advantages of increased volume in manufacturing and distribution.

Who will be on the senior management team of the merged company?

Todd Bradley, (currently president and CEO Solutions Group) will become president and CEO and Judy Bruner (currently chief financial officer, Palm, Inc.) will become chief financial officer of the merged company. From Handspring:

•	Jeff Hawkins (currently co-founder, chairman and chief product officer of Handspring) will become chief technology officer for the merged company;
•	Ed Colligan (currently president and chief operating officer of Handspring) will become senior vice president and general manager of the newly created Smart Phone business unit.

Who will be on the board of the merged company?

Upon completion of the transaction, the Palm Solutions board of directors will consist of seven members from the current Palm Inc. board plus three members of the current Handspring board of directors, John Doerr, Bruce Dunlevie and Donna Dubinsky. David Nagel, PalmSource president and chief executive officer, will leave the Palm, Inc. board. Eric Benhamou will continue as chairman of both the PalmSource board, and the merged company board.

What will be the name of the merged company?

We will unveil the name of the new company prior to the closing of the merger.

Where will the merged company be headquartered?

The company will have headquarters at the Palm Solutions site in Milpitas, California and Handspring employees are expected to move to Milpitas following the completion of the transaction.

Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the transformation of the handheld industry; the growth of the Palm economy and the attraction of additional PalmSource licensees as a result of the spin-off; the integration of the Handspring management team and employees with the Palm management team and employees; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the combined company following the merger; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; the management and board composition of Palm following the merger; and the tax-free nature of the spin-off and merger for U.S. federal income tax purposes. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the publication of this FAQ.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).